Exhibit 99.2

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wilson Carlos Duarte Delfino	General Taxpayers’ Register: 414.597.098-53
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Cláudio Salgueiro Garcia Munhoz	General Taxpayers’ Register: 214.268.131-04
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Eggon João da Silva	General Taxpayers’ Register: 009.955.179-91
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	156	0.00	0.00
Share	Common (1)	1,566,862	10.13	3.51
Share	Common (2)	1,407	0,01	0,00
Share	Preferred	39,140	0.13	0.09
Share	Preferred (1)	1,768,172	6.06	3.96
Share	Preferred (2)	18,000	0.06	0.04

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	156	0.00	0.00
Share	Common (1)	1,566,862	10.13	3.51
Share	Common (2)	1,407	0,01	0,00
Share	Preferred	39,140	0.13	0.09
Share	Preferred (1)	1,768,172	6.06	3.96
Share	Preferred (2)	18,000	0.06	0.04

(1) Indirect participation through the company Weg S.A.

(2) Indirect participation through the company Eggon João da Silva Adm. Ltd.

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Luiz Carlos Fernandes Afonso	General Taxpayers’ Register: 035.541.738-35
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Francisco Ferreira Alexandre	General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Jaime Hugo Patalano	General Taxpayers’ Register: 011.141.237-49
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Luciano Carvalho Ventura	General Taxpayers’ Register: 018.153.854-72
Qualification: Member of the Fiscal Council

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Preferred	12	0.00	0.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Preferred	12	0.00	0.00

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wang Wei Chang	General Taxpayers’ Register: 534.698.608-15
Qualification: Chief Financial Officer

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Preferred	2	0.00	0.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Preferred	2	0.00	0.00

On February 2006 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Petrobrás de Seguridade Social - Petros	General Taxpayers’ Register: 34.053.942/0001-50
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	2,255,562	14.58	5.05
Share	Preferred	2,865,061	9.82	6.42

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	2,255,562	14.58	5.05
Share	Preferred	2,814,061	9.64	6.30

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Previ – Caixa Prev. Func. Bco Brasil	General Taxpayers’ Register: 33.754.482/0001-24
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	2,865,317	18.52	6.42
Share	Preferred	3,972,428	13.61	8.90

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	2,865,317	18.52	6.42
Share	Preferred	3,972,428	13.61	8.90

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fund. Assist. Prev. Social BNDES	General Taxpayers’ Register: 00.397.695/0001-97
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	2,040,884	13.19	4.57

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	2,040,884	13.19	4.57

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundo de Inv. Em Tit. e V M Librium	General Taxpayers’ Register: 01.912.197/0001-06
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Preferred	967,126	3.31	2.17

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Preferred	967,126	3.31	2.17

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fund. Telebrás Seg Soc - SISTEL	General Taxpayers’ Register: 00.493.916/0001-20
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	2,766,914	17.88	6.20
Share	Preferred	95,830	0.33	0.21

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	2,766,914	17.88	6.20
Share	Preferred	95,830	0.33	0.21

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: VALIA - Fund. Vale do Rio Doce	General Taxpayers’ Register: 42.271.429/0001-63
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	303,609	1.96	0.68
Share	Preferred	1,544,786	5.29	3.46

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	303,609	1.96	0.68
Share	Preferred	1,544,786	5.29	3.46

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: REAL GRANDEZA – Fundação de APAS	General Taxpayers’ Register: 34.269.803/0001-68
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	1,579,469	10.21	3.54

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	1,579,469	10.21	3.54

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: PREVI - BANERJ	General Taxpayers’ Register: 34.054.320/0001-46
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	514,805	3.33	1.15
Share	Preferred	151,060	0.52	0.34

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Ordinary	514,805	3.33	1.15
Share	Preferred	151,060	0.52	0.34

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☒ Board of Directors	☐ Executive Officers	☐ Fiscal Council	☐ Technical and Consultant Agencies	☐ Main Shareholders

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	161	0.00	0.00
Share	Common (1)	1,566,862	10.13	3.51
Share	Common (2)	1,407	0.01	0.00
Share	Preferred	39,140	0.13	0.09
Share	Preferred (1)	1,768,172	6.06	3.96
Share	Preferred (2)	18,000	0.06	0.04

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	161	0.00	0.00
Share	Common (1)	1,566,862	10.13	3.51
Share	Common (2)	1,407	0.01	0.00
Share	Preferred	39,140	0.13	0.09
Share	Preferred (1)	1,768,172	6.06	3.96
Share	Preferred (2)	18,000	0.06	0.04

(1)          Indirect participation through the company Weg S.A.

(2)          Indirect participation through the company Eggon João da Silva Adm. Ltd.

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Executive Officers	☒ Fiscal Council	☐ Technical and Consultant Agencies	☐ Main Shareholders

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Preferred	12	0.00	0.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Preferred	12	0.00	0.00

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☒ Executive Officers	☐ Fiscal Council	☐ Technical and Consultant Agencies	☐ Main Shareholders

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Preferred	2	0.00	0.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Preferred	2	0.00	0.00

On February 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☒ Board of Directors	☐ Executive Officers	☐ Fiscal Council	☐ Technical and Consultant Agencies	☐ Main Shareholders

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	13,893,422	89.80	31.11
Share	Preferred	11,364,463	38.95	25.45

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	13,893,422	89.80	31.11
Share	Preferred	11,313,463	38.77	25.34